Mail Stop 6010

June 23, 2008

Chenxi Shi
Chief Executive Officer, President and Secretary
Royaltech Corp.
1855 Talleyrand, Suite 203A,
Brossard, QC, Canada J4W 2Y9

> **Re:** **Royaltech Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed: June 17, 2008**
> **File No. 000-52716**

Dear Mr. Shi:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purpose, page 4.

1. We note that you are providing this information statement regarding a reverse stock split which will result in an increase of the number of authorized shares of your common stock available for issuance. Please revise your disclosure to describe any plans, arrangements or understandings to issue any of the additional authorized but unissued shares of common stock that will be available as a result of the proposed reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:	Larry Yen
	Clark Wilson LLP
	800 - 885 West Georgia Street
	Vancouver B.C. V6C 3H1